KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

February 19, 2013

James O’Connor
Securities and Exchange Commission
Washington, D.C.20549

Re:	MVC Capital, Inc. (the "Company")
File Nos.: 333-184803 and 814-00201

Dear Mr. O’Connor:

Set forth below is our response to the comment received from you via telephone on February 12, 2013 in connection with the filing of Pre-effective Amendment No. 1 on January 23, 2013 to the Company's Registration Statement on Form N-2 filed on November 7, 2012 (the "Registration Statement").  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please clarify the Company’s position on whether the receipt of payment-in-kind (“PIK”) bonds is an “acquisition” under Section 851(d) of the Code.

The Company believes that the existing tax authorities support a position that the receipt of PIK bonds pursuant to the Company's original investment is not an “acquisition” pursuant to Section 851(d) of the Code. This conclusion is based primarily on the view that the receipt of PIK bonds should not constitute an acquisition under Section 5(c) of the 1940 Act (the diversification provision parallel to the Code). Although “acquisition” is not defined under this particular section, the legislative history underlying this section clarifies that issuers should not lose their diversification status unless an actual “purchase” transaction occurs.  (Hearings before a Subcommittee of the Senate Committee on Banking and Currency,  76th Cong. on S.3580 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, investment-trust study)). There is no new consideration or “purchase” associated with receipt of a PIK bond; accordingly, the mere receipt of a PIK bond should not constitute an ”acquisition” within

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Securities and Exchange Commission
February 19, 2013

Section 5(c) of the 1940 Act. This view of “acquisition” is also consistent with the definition of “Acquisition” under Rule 2a-7(a)(1) under the 1940 Act. In addition, there is an absence of any negative tax authority on this point.  Based on the above (as well as additional support based on the interpretation of “acquire” under other areas of the 1940 Act and the rules thereunder), we believe that the receipt of PIK bond pursuant to the original investment should not be deemed an “acquisition” under Section 851(d).

In addition to the above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen